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                                                        November 18, 2005


Mr. William Choi, Branch Chief
Securities Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549


           RE:     ABLE ENERGY, INC.
                   FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2005
                   FILED SEPTEMBER 28, 2005
                   FORM 10-Q/A FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2005 FILED OCTOBER 21, 2005
                   FILE NO. 1-15035

Dear Mr. Choi:

We have reviewed the six (6) comments that were contained in your letter to us dated November 7, 2005 regarding the Company's Form 10-K for the fiscal year ended June 30, 2005 and the Company's Form 10-Q/A for the quarterly period ended September 30, 2005. Please find herein below the Company's responses to the questions set forth in your letter.

For your convenience, we have incorporated into this response letter your original requests and the Company's responses in italics, as follows:

FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION, PAGE 14

RESULTS OF OPERATIONS, PAGE 16

        1. We note your listing of extraordinary expense items that negatively affected net income for the year ending June 30, 2005. Please abstain from using the term extraordinary to describe these expenses since it tends to suggest that these expenses are infrequent and unusual in nature, as defined in APB 30, when they are not. Also, please include a narrative that explains, in greater detail, why you have chosen to

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                highlight these specific expense items from fiscal year 2005 on this table. Furthermore, tell us why director's fees from prior years are being expensed in fiscal year ended June 30, 2005 rather than in the prior periods in which they relate.

                        |X| THE COMPANY WILL REFRAIN FROM USING THE TERM EXTRAORDINARY TO DESCRIBE THESE TYPES OF EXPENSES IN FUTURE FILINGS.

                        |X| THE COSTS INCLUDED IN THE TABLE ON PAGE 16 OF THE COMPANY'S FORM 10K INCLUDE COSTS RELATED TO INSTANCES THAT THE COMPANY BELIEVES WILL NOT HAVE ANY SIGNIFICANT FUTURE IMPACT ON THE COMPANY'S OPERATIONS. THE COMPANY HAS CHOSEN TO HIGHLIGHT THESE ITEMS TO PROVIDE THE READER AN INDICATION AS TO WHAT IMPACT THESE ITEMS HAD ON CURRENT PERIOD OPERATIONS. INCLUDED IN THIS SCHEDULE ARE COSTS RELATED TO THE ACCIDENT AT OUR NEWTON FACILITY TOTALING $619K, THE WRITE-OFF OF COSTS RELATED TO REFINANCING OLD DEBT OF $206K, PAYMENT OF $183,000 IN DIRECTORS FEES ESTABLISHED IN THE CURRENT PERIOD RELATING TO PRIOR SERVICES AND A NON-CASH CHARGE OF $117K RELATED TO THE ISSUANCE OF IN THE MONEY STOCK OPTIONS.

                        |X| THE COMPANY ESTABLISHED DIRECTOR'S FEES DURING FISCAL 2005 FOR THE PRIOR TWO FISCAL PERIODS. WHEN SUCH FEES WERE ESTABLISHED IT WAS NOTED THAT THE COMPANY HAD NOT ESTABLISHED FEES FOR THE PRIOR TWO YEARS. IT WAS DETERMINED THAT THE EXISTING BOARD MEMBERS SHOULD RECEIVE SOME COMPENSATION FOR THOSE PERIODS. THEREFORE, AN AMOUNT WAS ESTABLISHED BY THE BOARD DURING FISCAL 2005 RELATING TO THOSE PRIOR PERIODS. SINCE NO COMPENSATION HAD BEEN ESTABLISHED IN THE PRIOR YEARS AND THERE WAS NO COMMITMENT TO PAY FEES DURING THOSE PERIODS NO ACCRUAL WAS RECORDED IN THOSE PERIODS. ACCORDINGLY, WE INCLUDED AS AN EXPENSE IN THE CURRENT FISCAL YEAR.

FISCAL 2005 COMPARED TO FISCAL 2004

        2. Your presentation of the change in net loss from fiscal year 2004 to fiscal year 2005 excluding the gain on sale of operating assets of Able Propane represents a non-GAAP measure subject to the disclosure and reconciliation requirements of Item 10(e) of Regulation S-IC. Please revise your disclosure to indicate the reasons why you believe presentation of this non-GAAP measures provides useful information to investors and disclose how management uses this non-GAAP measure.

                        |X| OUR PRESENTATION ON PAGE 17 INCLUDES DISCUSSION OF NET LOSS FOR FISCAL 2005 VS. 2004 AND DOES NOT EXCLUDE THE GAIN ON SALE OF OPERATING ASSETS OF ABLE PROPANE.

                        |X| THE PRESENTATION IN THE TABLE ON PAGE 16 ENDS AT NET LOSS FOR CONTINUING OPERATIONS DUE TO THE FACT THAT THE GAIN ON SALE OF OPERATING ASSETS OF ABLE PROPANE IS NOT MEANINGFUL TO THE CURRENT OPERATIONS OF THE COMPANY.

ITEM 9A. CONTROLS AND PROCEDURES. PAGE 22

        3. Please refer to Item 308(c) of Regulation S-K and revise your disclosure to indicate whether there were "any changes," not just "significant" changes, in your internal

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                control over financial reporting that materially affected, or are reasonably likely to materially affect your internal control over financial reporting.

                        |X| THERE WERE NO CHANGES, SIGNIFICANT OR OTHERWISE, IN OUR INTERNAL CONTROL OVER FINANCIAL REPORTING THAT MATERIALLY AFFECTED, OR WERE REASONABLY LIKELY TO MATERIALLY AFFECT OUR INTERNAL CONTROL OVER FINANCIAL REPORTING.

                        |X|     CHANGE WILL BE INCORPORATED IN FUTURE FILINGS.


FINANCIAL STATEMENTS. PAGE 23

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE F-L

        4. Please amend your Form 10-K to correct the date of the opinion. We assume the date should read September 14, 2005, not 2004. Additionally, have your auditors provide a separate opinion for
                Schedule II or have them incorporate their review of the
                schedule into the financial statement opinion.

                        |X| THE DATE OF THE OPINION SHOULD BE SEPTEMBER 14, 2005. SINCE THIS IS AN OBVIOUS TYPOGRAPHICAL ERROR WE BELIEVE AN AMENDED FORM 10K WOULD NOT BE NECESSARY.

                        |X|     IN THE FUTURE THE AUDITORS WILL INCORPORATE
                                SCHEDULE II INTO THEIR OPINION.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, PAGE F-8

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE F-8

        5. Please disclose the types of expenses included in your cost of goods sold and in your selling, general and administrative expense line items.

                        |X|     TYPES OF EXPENSES IN COST OF GOODS SOLD INCLUDE
                                - COST OF ALL PRODUCTS SOLD, ALL SERVICE RELATED COSTS, DRIVERS SALARIES, SERVICE AND FUEL DELIVERY SUBCONTRACTORS, TRUCKING AND SERVICE VAN EXPENSES, RELATED PAYROLL TAXES, EMPLOYEE BENEFITS AND INSURANCE COSTS AND REPAIRS AND MAINTENANCE ON TRUCKS AND VANS.

                        |X| TYPES OF EXPENSES IN SELLING, GENERAL AND ADMINISTRATIVE INCLUDE - MANAGEMENT, SALES AND OFFICE SALARIES, ADVERTISING, TELEPHONE AND FAX, RENT, CREDIT CARD PROCESSING FEES, COMPUTER RELATED EXPENSES, BAD DEBT EXPENSE, INSURANCE, PAYROLL TAXES, EMPLOYEE BENEFITS, LEGAL, CONSULTING AND OTHER PROFESSIONAL FEES, AUDIT FEES, UTILITIES, OFFICE REPAIRS AND MAINTENANCE AND OFFICE EXPENSES.

                        |X| THE TYPES OF EXPENSES INCLUDED IN OUR COST OF GOODS SOLD AND SELLING, GENERAL AND ADMINISTRATIVE EXPENSE LINE ITEMS AS DESCRIBED ABOVE WILL BE INCORPORATED INTO FUTURE FILINGS.

FORM 10-Q/A FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2005

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FINANCIAL STATEMENTS. PAGE 1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, PAGE 6

NOTE 10-- CONVERTIBLE DEBENTURES, PAGE 9

        6. Since the conversion price of $6.50 is less than the fair market value of your common stock at the date of issuance, we would expect a beneficial conversion feature to be recorded. If you do not believe a beneficial conversion feature should be recorded, either explain your position and provide the relevant accounting guidance to support your position, or revise your financials accordingly. Additionally, tell us how you accounted for the warrants issued with the convertible debentures. We would expect the warrants to be valued separately using a fair value model, then allocated based on relative fair values. Since it does not appear that you have given recognition to these warrants, please revise your financials accordingly. Refer to EITF 98-5 and EITF 00-27.

                        |X| THE COMPANY HAS FILED A SECOND AMENDED FORM 10Q/A WHICH ACCOUNTS FOR THE ALLOCATION OF THE WARRANTS AND THE RECOGNITION OF A BENEFICIAL CONVERSION FEATURE AS FOLLOWS:

                                THE COMPANY ALLOCATED THE PROCEEDS FROM THE
                                ISSUANCE OF THE CONVERTIBLE DEBENTURES AND
                                WARRANTS BASED ON THEIR RESPECTIVE FAIR VALUES AND INCLUDED $900,000 IN ADDITIONAL PAID IN SURPLUS RELATED TO THE WARRANTS. IN ADDITION, THE CONVERSION FEATURE OF THE CONVERTIBLE DEBENTURES IS CHARACTERIZED AS A "BENEFICIAL CONVERSION FEATURE." PURSUANT TO EMERGING ISSUES TASK FORCE ISSUE NO. 00-27, THE COMPANY HAS DETERMINED THAT THE VALUE OF THE BENEFICIAL CONVERSION FEATURE IS $1,600,000. ACCORDINGLY, THE COMPANY HAS DISCOUNTED THE BALANCE OF THE CONVERTIBLE DEBENTURE AS OF THE DATE OF ISSUANCE AND INCLUDED $1,600,000 IN ADDITIONAL PAID IN SURPLUS. THE BENEFICIAL CONVERSION FEATURE IS AMORTIZED FROM THE DATE OF ISSUANCE TO THE STATED REDEMPTION DATE OF JULY 12, 2007, OF WHICH $278,533 WAS AMORTIZED TO EXPENSE DURING THE THREE MONTHS ENDED SEPTEMBER 30, 2005.

In connection with responding to your comments the company acknowledges the following:

                        |X| The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

                        |X| Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

                        |X| The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please contact the undersigned or Gregory D. Frost our Chief Executive Officer with any questions or comments on the above.

                                                Sincerely,


                                                /s/ Steven M. Vella
                                                -------------------
                                                Steven M. Vella
                                                Chief Financial Officer




cc:     Gregory D. Frost